Filed Pursuant to Rule 433
File No. 333-282432
Relating to Preliminary Prospectus Supplement dated October 1, 2024
(To Prospectus dated October 1, 2024)

F&G Annuities & Life, Inc.
$500,000,000 6.250% Senior Notes due 2034
Pricing Term Sheet
October 1, 2024
The information in this pricing term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement dated October 1, 2024 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated October 1, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-282432). This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	F&G Annuities & Life, Inc.
Guarantors:	CF Bermuda Holdings Limited, FGL US Holdings Inc., Fidelity & Guaranty Life Business Services, Inc. and Fidelity & Guaranty Life Holdings, Inc. (“FGLH”)
Security:	6.250% Senior Notes due 2034 (the “Notes”)
Ranking:	Senior unsecured
Format:	SEC Registered
Expected Ratings*:	(S&P / Moody’s / Fitch): BBB- (stable) / Baa3 (stable) / BBB- (stable)
Trade Date:	October 1, 2024
Settlement Date**:	October 4, 2024 (T+3)
Aggregate Principal Amount:	$500,000,000
Maturity Date:	October 4, 2034
Coupon:	6.250%

Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Price and Yield:	101-04; 3.737%
Re-offer Spread to Benchmark Treasury:	+260 bps
Re-offer Yield to Maturity:	6.337%
Offering Price:	99.363%
Interest Payment Dates:	Semi-annually in arrears on April 4 and October 4 of each year, beginning April 4, 2025.
Optional Redemption:
Prior to July 4, 2034 (three months prior to maturity) (the “Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 40 basis points, less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Event Redemption:	In certain circumstances where additional amounts are due by a foreign guarantor, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Rate Adjustment:	Interest rates payable on the Notes will be subject to adjustment from time to time if any two of S&P, Moody’s or Fitch (or a substitute rating agency therefor) downgrade (or downgrade and subsequently upgrade) the respective credit ratings assigned to the Notes.
Change of Control Offer:	If a Change of Control Triggering Event with respect to the Notes occurs, each holder of such Notes will have the right to require the Issuer to repurchase all or, at the holder’s option, any part of such holder’s Notes at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Gross Proceeds (before expenses and deduction of the underwriting discount) to the Issuer:	$496,815,000
Underwriting Discount:	0.650%
Net Proceeds (before expenses) to the Issuer:	$493,565,000
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
Senior Co-Managers:	Citigroup Global Markets Inc. Citizens JMP Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC
CUSIP / ISIN:	30190A AG9 / US30190AAG94

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. The rating of the Notes should be evaluated independently from ratings of other securities.
**It is expected that delivery of the Notes will be made on or about October 4, 2024, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than one business day prior to the scheduled settlement date should consult their own advisors.
F&G Annuities & Life, Inc. has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents F&G Annuities & Life, Inc. has filed with the Commission for more complete information about F&G Annuities & Life, Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov. Alternatively, F&G Annuities & Life, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.
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